This slide is not for distribution  in isolation
 and must be viewed in conjunction  with the accompanying
 term sheet, product  supplement,  underlying  supplement,  prospectus supplement  and prospectus,  which further describe
 the terms, conditions  and risks associated  with the notes.
Capped  Return  Enhanced  Notes  Linked  to the iShares[R]  MSCI
 Emerging  Markets  Index  Fund  due  February  26, 2014

The notes are designed  for investors
 who seek a return of twice the appreciation
 of the iShares([R]) MSCI Emerging  Markets
 Index Fund up to a maximum  return of 18.80%  at maturity.
 Investors  should be willing to forgo interest  and dividend payments  and, if the
Final Share Price is less than the Initial Share Price, be willing to lose some or all of their principal.  Any payment
 on the notes is subject to the credit risk of JPMorgan
 Chase and Co.

Trade Details/Characteristics

 Hypothetical Return for the Notes
Reference Fund:                The iShares([R])  MSCI Emerging Markets Index Fund ("EEM")  (the "Fund")
                                                                      $1,300

Upside Leverage Factor:       200%

                                                                                                        Note Payoff at Maturity

Maximum Return:                At least 18.80%.

                                                                      $1,200

 For example, if the Fund Return is equal to or greater than 9.40%, you will receive the Maximum Return of 18.80
%,                                                                      Fund Return

 which entitles you to a maximum payment at maturity of $1,188.00 per $1,000 principal amount you hold. The actual

 Maxmium Return and the actual maxmium payment at maturity will be determined on the pricing date and will not be
                                      $1,100
                                less than 18.80% or $1,188.00 per $1,000 principal amount note, respectively.

 Fund Return:                (Final Share Price -- Initial Share Price) / Initial Share Price

                                                                      $1,000

Initial Share Price:          The closing price of one share of the Fund divided by the Share Adjustment Factor

Final Share Price:
 The arithmetic average of the closing price of one share of the Fund on each of the Ending Averaging Dates
Share Adjustment Factor:      1.00 on the pricing date and subject to adjustment under certain circumstances
                                                                    Payment at Maturity $900

Payment at Maturity:
 If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment t hat provides

 you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 2, subject to the Max imum

                                                                       $800

 Return. Accordingly, if the Final Share Price is greater than the Initial Share Price, your payment at maturity p er $1,000
                                principal amount note will be calculated as follows:

                                                $1,000 + [$1,000   (Fund Return x 2)] , subject to the Maximum Return
                                                                       $700

 If the Final Share Price is equal to the Initial Share Price, you will receive the principal amount of your not es at
                                maturity.

                                                                       $600

 Your investment will be fully exposed to any decline in the price of the Fund.  If the Final Share Price is l
ess than the                            -30%                     -20%       -10%       0%       10%             20% 30%

 Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share
Price is less                                                                       Fund Return

 than the Initial Share Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

                                                            $1,000 + ($1,000   Fund Return)

                                                                   The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used

 If the Final Share Price is less than the Initial Share Price you will lose some or all of your initial invest
ment.                               herein is the number, expressed as a percentage, that results from comparing the payment at maturity per

                                                                   $1,000 principal amount note to $1,000.

Pricing Date:                  February 08, 2013

 Each hypothetical total return or hypothetical payment at maturity set forth above and below assumes an Initial Sh are Price of
Ending Averaging Dates:
 February 14, 2014,  February 18, 2014,  February 19, 2014,  February 20, 2014, and February 21, 2014 (the Final
 Ending
 $45.00 and a Maximum Return of 18.80%.  The actual Maximum Return will be determined on the pricing date and wi ll not be
                                Averaging Date)
                                                                   less than 18.80%.
Risk Considerations

 Hypothetical Examples of Amounts Payable at Maturity
  Your investment in the notes may result in a loss of some or all of your principal.
                                                                         Final Share Price                        Fund Return
          Total Return on Notes
  The appreciation potential of the notes is limited, and you will not participate in any appreciation in the pr
ice of the Fund above the Maximum Return.                                             $81.00                   80.000%
                18.80%
  Any payment on the notes is subject to the credit risk of JPMorgan Chase and Co.
                                                                                             $58.50                   30.000%
                18.80%
  JPMorgan Chase and Co. and its affiliates play a variety of roles in connection with the issuance of the notes,
 including acting as calculation agent and hedging                                   $54.00                   20.000%
                18.80%
JPMorgan Chase and Co.'s obligations under the notes. Their interests may be adverse to your interests.
                                                                                             $51.75                   15.000%
                18.80%
  Certain built in costs are likely to adversely affect the value of the notes prior to maturity.
                                                                                             $49.50                   10.000%
                18.80%
  The notes are subject to currency exchange risk.
                                                                                             $53.46                   18.800%
                18.80%
  Non U.S. securities risk
                                                                                             $49.23                   9.400%
                18.80%
  Emerging markets risk
                                                                                             $47.25                   5.000%
                10.00%
  There are differences between the Fund and the MSCI Emerging Markets Index.
                                                                                             $45.45                   1.000%
                2.00%

  The anti dilution protection for the Fund is limited.
                                                                                             $45.00                   0.000%
                0.00%
  No ownership or dividend rights in the Fund.
                                                                                             $42.75                    5.000%
                 5.00%
  No interest payments
                                                                                             $40.50                   10.000%
                 10.00%
  Lack of liquidity   J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the seconda
ry market but is not required to do so. Even if there                            $38.25                   15.000%
                 15.00%
is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
                                                                                             $31.50                   30.000%
                 30.00%
  Many economic factors, such as the actual and expected volatility in the closing price of the Fund; time to m
aturity of the notes; the dividend rate of the equity                              $18.00                   40.000%
                 40.00%
securities underlying the Fund; interest and yield rates in the market generally; the occurrence of certain events
affecting the Fund that may or may not require                                      $22.50                   50.000%
                 50.00%
an adjustment to the Share Adjustment Factor; a variety of economic, political, regulatory and judicial events; the[
]exchange rate and the volatility of the                                              $4.50                    90.000%
                 90.00%
exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Fund[
]trade and the correlation between those rates                                        $0.00                    100.000%
                100.00%
and the prices of shares of the Fund; and the creditworthiness of JPMorgan Chase and Co. including actual or antici pated downgrades in our credit ratings.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.
Filed pursuant to Rule 433 Registration Statement No. 333-177923 Dated:
February 04,2013

Risk Considerations
The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, underlying supplement and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR
PRINCIPAL -- The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative.
Your investment will be exposed to loss if the Final Share Price is less than the Initial Share Price. For every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN -- If the Final
Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant.
We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 18.80% .
CREDIT RISK OF JPMORGAN CHASE and CO. --The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview -- CIO Synthetic Credit Portfolio
Update," "Liquidity Risk Management -- Credit Ratings" and "Item 4. Controls
and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended
September 30, 2012 and "Part II. Other Information -- Item 1A. Risk Factors" in
our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. In the accompanying termsheet please refer to
"Risk Factors -- Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY --While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK -- Because the prices of the equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade.
NON-U.S. SECURITIES RISK -- The equity securities underlying the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S.
companies that are subject to the reporting requirements of the SEC.

EMERGING MARKETS RISK -- The foreign equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries.
Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. Any of the foregoing could adversely affect the market value of shares of the Fund and the notes.
DIFFERENCES BETWEEN THE FUND AND THE MSCI EMERGING MARKETS INDEX -- The Fund
does not fully replicate the MSCI Emerging Markets Index (the "Underlying
Index"), may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index.
Finally, because the shares of the Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.
THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED -- The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the
Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Fund would have.

LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange.
JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility in the closing price of the Fund; time to maturity of the notes; the dividend rate of the equity securities underlying the Fund; interest and yield rates in the market generally; the occurrence of certain events affecting the Fund that may or may not require an adjustment to the Share Adjustment Factor; a variety of economic, political, regulatory and judicial events; the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Fund trade and the correlation between those rates and the prices of shares of the Fund; and the creditworthiness of JPMorgan Chase and Co. including actual or anticipated downgrades in our credit ratings.

Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.